Exhibit 99.3

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Bellatrix Exploration Ltd. (“Bellatrix”) has decided to use the notice and access model for delivery of meeting materials to its beneficial shareholders. Under notice and access, beneficial shareholders still receive a voting instruction form enabling them to vote at the annual and special meeting of Bellatrix’s shareholders to be held on May 20, 2015 (the “Meeting”). However, instead of a paper copy of the management information circular of Bellatrix dated April 10, 2015 (the “Information Circular”), beneficial shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION

WHEN:	Wednesday, May 20, 2015 at 3:00 p.m. (Calgary time)

WHERE:	Devonian Room
Calgary Petroleum Club
319– 5th Avenue SW
Calgary, Alberta
T2P 0L5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

Fixing the Number of Directors: Shareholders will be asked to fix the number of directors to be elected at the Meeting at twelve members. Information respecting the fixing of the number of directors may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Election of Directors”.

Election of Directors: Shareholders will be asked to elect directors for the ensuing year. Information respecting the election of directors may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Election of Directors”.

Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP as Bellatrix’s auditors for the ensuing year, and authorize Bellatrix’s directors to fix their remuneration. Information respecting the appointment of KPMG LLP may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Appointment of Auditors”.

Approval of Unallocated Options Issuable Pursuant to Option Plan of the Corporation: Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve and authorize unallocated options issuable pursuant to the option plan of Bellatrix. Information with respect to this matter may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Approval of Unallocated Options Issuable Pursuant to Option Plan of the Corporation”.

Approval of Amendments to By-Laws of the Corporation: Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the adoption of certain amendments to the by-laws of Bellatrix relating to amending the quorum requirements for meetings of the shareholders of the Corporation and certain other matters.  Information with respect to this matter may be found in the

Information Circular under “Matters to be Acted upon at the Meeting - Approval of Amendments to By-Laws of the Corporation”.

Preferred Share Resolution - Shareholders will be asked to consider and, if thought advisable, pass a special resolution, the full text of which is set forth in the Information Circular, to approve the amendment of the articles of the Corporation in order to create a new class of preferred shares, issuable in one or more series. Information with respect to this matter may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Preferred Share Resolution”.

Shareholder Advisory Vote on Executive Compensation - Shareholders will be asked to consider and vote on a non-binding advisory resolution on the Corporation’s approach to executive compensation.  Information with respect to this matter may be found in the Information Circular under “Matters to be Acted upon at the Meeting - Shareholder Advisory Vote on Executive Compensation”.

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting materials can be viewed online at www.sedar.com or on Bellatrix’s website at www.bellatrixexploration.com/investors/reports-and-filings

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the Meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•                               Calling 1-800-663-8072; or

•                               Sending an email to investor.relations@bellatrixexp.com

Requests should be received at least ten (10) business days in advance of the proxy deposit date and time set out in the accompanying voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.

Bellatrix has determined that all registered shareholders will receive a paper copy of the Information Circular.

VOTING

Beneficial shareholders are asked to return their voting instruction forms using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English)
1-800-474-7501 (French)

FACSIMILE:	905-507-7793

MAIL:	DATA PROCESSING CENTRE
PO BOX 2800 STN LCD MALTON
MISSISSAUGA ON L5T 2T7

Shareholders with questions about notice and access can call us toll free at 1-800-663-8072